

Mail Stop 3720

February 2, 2017

Pamela Strayer
Senior Vice President and Chief Financial Officer
Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060

      Re: **Plantronics, Inc.**
               Form 10-K for Fiscal Year Ended April 2, 2016
               Filed May 16, 2016
               File No. 001-12696

Dear Ms. Strayer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended April 2, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 34

1. We note that only about 10% of the company´s cash, cash equivalents, and short-term investments are held domestically and that demand on your domestic cash has increased as a result of your strategic initiatives. For instance, we note your disclosures on pages 14 and 18, respectively, announcing a new corporate return of capital policy with the goal of increasing the return of cash to stockholders to approximately 60% of free cash flow and continuing a policy to invest in new business strategies and acquisitions. Please tell us how you considered disclosure related to the specific reasons for incurring debt during

the periods presented and the use of the proceeds, and analyze how the incurrence of that debt fits into the company´s overall business plan and cash management policies and practices. Describe for us how you considered disclosing your policies and any established targets or metrics regarding share repurchases and business acquisitions, including consideration of increasing financial leverage. Address the potential risks and how management weighs those risks with the perceived benefits and opportunities associated with strategic investments and returning value to shareholders in the form of share repurchases. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Note 6. Details of Certain Balance Sheet Accounts, page 56

2. In regard to your accounts receivable, we note from page 77 that you recorded a $96 million charge for promotions and rebates for the current fiscal year-end, increasing the provision, net of deductions, to about 17% of gross receivables. We further note from your disclosure that the provision for promotions and rebates appears reflected in your operating expenses for the period. Please address the following:

- Explain to us in more detail the nature of these promotions and rebates, including the facts and circumstances that led you to incur the additional expenses related to them. Please provide a categorization for amounts related to each.
- Explain how you are accounting for these promotions and rebates.
- Clarify where the related costs are recorded in the consolidated statement of operations. To the extent the costs are classified as operating expenses, tell us how this classification complies with paragraphs 605-50-25-7 through 9 and 605-50-45-2 of the Accounting Standards Codification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant at (202) 551-3376 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications